Fourth Quarter 2017 Earnings Conference Call Larry Merlo President & Chief Executive Officer Dave Denton Executive Vice President & Chief Financial Officer February 8, 2018 Filed by CVS Health Corporation Pursuant to Rule 425 under the Securities Act of 1933 And deemed filed pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: Aetna Inc. Commission File No.: 001-16095 Date: February 8, 2018

No Offer or Solicitation   This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.   Additional Information and Where to Find It   In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), on February 5, 2018, CVS Health filed with the Securities and Exchange Commission (the “SEC”) an amendment to the registration statement on Form S-4 that was originally filed on January 4, 2018. The registration statement includes a preliminary joint proxy statement of CVS Health and Aetna that also constitutes a preliminary prospectus of CVS Health, which will be mailed to stockholders of CVS Health and shareholders of Aetna once the registration statement becomes effective and the joint proxy statement/prospectus is in definitive form. The registration statement is not yet effective. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-0896. Important Information © 2018 CVS Health

Participants in the Solicitation   CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.   Cautionary Statement Regarding Forward-Looking Statements   The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.     Important Information © 2018 CVS Health

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the outcome of litigation related to the transaction; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.  Important Information © 2018 CVS Health

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.   You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.           Important Information © 2018 CVS Health

Forward-looking Statements This presentation contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements reflect our current views related to our future financial performance, future events and industry and market conditions.  Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from what may be indicated in the forward-looking statements.  We strongly encourage you to review the information in the reports that we file with the SEC regarding these specific risks and uncertainties, in particular those that are described in the Risk Factors section of our most-recently filed Annual Report on Form 10-K. This presentation includes non-GAAP financial measures that we use to describe our company’s performance. In accordance with SEC regulations, you can find the definitions of these non-GAAP measures, as well as reconciliations to comparable GAAP measures, on the Investor Relations portion of our website. Link to our Q4 and FY non-GAAP reconciliations: http://bit.ly/2E8xOYx © 2018 CVS Health

Fourth Quarter Business Update © 2018 CVS Health

Fourth Quarter: Solid Results Q4 2017 Change vs. Q4 2016 Consolidated net revenues $48.4 billion 5.3% Adjusted operating profit $3.2 billion 5.7% Adjusted EBITDA $3.8 billion 4.8% Adjusted EPS $1.92 12.0% Free Cash Flow ($642) million (143%) © 2018 CVS Health

2017 Provides Foundation for Growth in 2018 2017 Change vs. 2016 Consolidated net revenues $184.8 billion 4.1% Adjusted operating profit $10.0 billion (5.8%) Adjusted EBITDA $12.4 billion (4.4%) Adjusted EPS $5.90 1.0% Free Cash Flow $6.4 billion (22%) © 2018 CVS Health

PBM Business:

2018 Selling Season Seeing Good Progress

- Gross wins of **~ $6.2 billion**
- Net new business of **~ $2.4 billion**
  - Does not include any impact from our individual Med D PDP
  - Strong retention rate of ~ **96.5%** (1)
- Welcome season saw service levels reaching record performance
- 2019 Selling Season
  - **$39 billion** up for renewal in 2019, inclusive of FEP retail and mail contracts
  - FEP extended through 2019
  - Renewed high percentage of our health plan clients
  - Too early to gauge full extent of RFP activities, though not as much health plan activity as past years

1. Client retention rate is defined as: 1 less (estimated lost revenues from any known terminations plus annualization of any mid-year terminations, divided by estimated PBM revenues for that selling season year) expressed as a percentage. Both terminations and PBM revenues exclude Medicare Part D SilverScript individual products.

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PBM Business: Top of Mind for Clients Plan designs that effectively lower unit costs and overall health care costs Most common are plans with formularies focused on the highest value drugs Clinical programs such as Transform Diabetes Care and Pharmacy Advisor increasingly central to clients’ benefit and health management strategies Specialty management continues to be highly emphasized in plan design elections © 2018 CVS Health

PBM Business: Specialty Pharmacy In Q4, specialty revenues increased 9.2%; scripts increased 14.5% Benefited from new product introductions and increased access to limited distribution drugs Revenue moderated by: Lower levels of inflation on specialty drugs Increase in generic dispensing within specialty Decreases revenue but benefits margin Mix of drugs shifting towards lower-priced therapies as well as fewer scripts for Hep C © 2018 CVS Health

PBM Business: SilverScript Still Clear Leader in Med D Space Another successful enrollment period Including non-captive Med D lives CVS Caremark manages for our health plan clients, we have 13.3 million lives under management Medicare Part D Lives Served by CVS Caremark (1)(2) (millions) January ‘17 January ‘18 Jan YOY Growth Individual 4,532.0 4,831.8 6.6% EGWP 987.4 1,278.6 29.5% Total captive lives 5,519.4 6,110.4 10.7% Non-captive lives 6,769.2 7,157.9 5.7% Total lives 12,288.7 13,268.4 8.0% Source: Centers for Medicare & Medicaid Services. Totals may not foot due to rounding. © 2018 CVS Health

Retail/LTC Business:

Q4 Pharmacy Revenue and Script Growth (1)

- Total same-store sales increased **0.1%,** more than **100 bps** better than expectations
- Pharmacy same-store sales increased **0.4%**
  - Negative impact of **~ 340 bps** due to recent generic introductions
- Pharmacy same-store prescription volumes increased **2.5%** on a 30-day equivalent basis (2), ahead of expectations
  - Flu season strengthened in December, continuing into the first several weeks of 2018
  - Previously discussed network changes restricting CVS Pharmacy from participating in certain networks had a negative impact of **~ 320 bps**
    - **100 bps** better than impact on Q3, due to comping start of the Tricare restriction at beginning of December
  - Adjusting for network changes, same-store prescription volumes would have been **up 5.7%**
- Retail pharmacy market share increased ~ 15 bps versus Q4 2016

1. Same store sales and prescriptions exclude revenues from MinuteClinic, and revenue and prescriptions from stores in Brazil, long-term care operations and from commercialization services.
2. Includes the adjustment to convert 90-day, non-specialty prescriptions to the equivalent of three 30-day prescriptions. This adjustment reflects the fact that these prescriptions include approximately three times the amount of product days supplied compared to a normal 30-day prescription.

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Retail/LTC Business: Collaborating With All Payors We will return to healthy script growth, driven in part by our new collaborations with Optum, Cigna, and Express Scripts Collaborations will help patients receive the most from their health benefits while improving their health Believe that being preferred in more Med D networks will help us to further drive prescription volume in the growing Med D market Includes SilverScript, Aetna, and Wellcare © 2018 CVS Health

Retail/LTC Business: Q4 Front Store Revenue and Gross Margin Front store comps decreased 0.7% Cold and flu season added 80 bps When cold and flu impact adjusted out, comp improved sequentially Reflects a number of factors, including decision to optimize promotional strategies Reduction in circular promotion in 2017 was successful Supported by refinement of our industry-leading promotional analytics and processes Store brands remain an area of strength and opportunity Represented 23.7% of front store sales in quarter Flat to LY Front store gross margin once again improved in the quarter versus last year © 2018 CVS Health

Retail/LTC Business: Real Estate Update Locations at end of Q3 9,751 Opened 65 Closed (13) Retail locations at end of Q4 2017 9,803 Net new locations 52 Relocations 5 Retail locations with pharmacies 9,755 (1) Including 8,060 CVS Pharmacy stores that operated a pharmacy and 1,695 pharmacies located within Target stores. Excludes onsite pharmacy stores. © 2018 CVS Health

Fourth Quarter 2017 Financial Review © 2018 CVS Health

Financial Update: Capital Allocation For full-year 2017, generated $6.4 billion in free cash Paid ~ $510 million in dividends in Q4; $2.0 billion in full-year 2017 12-month trailing dividend payout ratio of 30.9% (1) Down slightly due to non-cash tax reform benefit captured in net income during Q4 In Q4, no shares repurchased due to the Aetna transaction Full-year, repurchased 55 million shares for $4.4 billion, or $78.68 per share; year ended with $13.9 billion left in authorizations Dividends kept flat and share repurchases suspended due to the Aetna transaction until we reach leverage ratios more in line with our credit ratings category The dividend payout ratio is defined as the sum of the dividends paid for the last four quarters, divided by the sum of net income for the last four quarters. Dividends paid and net income are both included on the consolidated statements of cash flows. © 2018 CVS Health

Financial Update: Free Cash Flow and Capex In Q4, outflow of ($642) million in free cash as we settled the CMS payable associated with the 2016 plan year In 2017, gross capital expenditures of ~ $1.9 billion, about $306 million lower than LY Primarily due to higher spend in 2016 on integration of the Omnicare and Target operations Net capex for 2017 of ~ $1.7 billion, with $265 million in proceeds from sale leasebacks © 2018 CVS Health

Q4 2017 Income Statement: Earnings per Share Q4 Adjusted EPS of $1.92, at the high end of guidance range Several items open at year-end resolved in our favor, causing our effective tax rate to be lower than forecasted None are individually significant and, where appropriate, are factored into 2018 guidance Retail/LTC segment operating profit slightly above high-end of guidance range PBM posted profit growth within our updated expectations from January GAAP diluted EPS of $3.22, above expectations Outperformance due to enactment of Tax Cuts and Jobs Act in December, 2017, which resulted in a reduction in our net deferred income tax liabilities © 2018 CVS Health

Q4 2017 Income Statement:

Revenues: Consolidated, PBM

- Consolidated revenues of ~ **$48.4 billion**, up **5.3%** vs. LY
- PBM revenues of **$34.2 billion**, up **9.3%** vs. LY
  - Growth was 150 bps above the high-end of guidance
  - Year-over-year growth driven by increase in pharmacy network and specialty volume, brand inflation and increase in Medicare Part D revenues
  - Growth partially offset by increase in GDR to **86.9%, up ~ 80 bps** vs. LY
- PBM adjusted claims grew **7.8%** (1) vs. LY
  - 2017 FY: **1.78 billion** adjusted claims

1. The pharmacy claims processed and the generic dispensing rate for all periods presented are adjusted to reflect 90-day prescriptions as the equivalent of three 30-day prescriptions.

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Q4 2017 Income Statement: Revenues: Retail/LTC Retail/LTC revenues of $20.9 billion, up 0.3% vs. LY Better than expectations due to stronger-than-expected pharmacy same store sales and script growth and better-than-expected volume in front store Stronger cold and flu season contributed ~ 80 bps to front store same store sales growth Retail/LTC GDR of 86.8%, up ~ 160 bps vs. LY © 2018 CVS Health

Q4 2017 Income Statement: Gross Profit Margin: Consolidated, PBM Consolidated adjusted gross margin of 16.3%, down ~ 30 bps vs. LY, primarily driven by mix shift, as lower-margin PBM is growing faster than Retail/LTC Consolidated adjusted gross profit dollars increased 3.5% PBM gross margin of 5.4%, up ~ 15 bps vs. LY PBM gross profit dollars increased 11.9% vs. LY Driven by shift in the timing of Medicare Part D profits into the fourth quarter, increased network and specialty volume, and favorable purchasing economics © 2018 CVS Health

Q4 2017 Income Statement: Gross Profit Margin: Retail/LTC Retail/LTC adjusted gross margin of 30.0%, up ~ 25 bps vs. LY Increase primarily driven by favorability in front store margin and increased generic dispensing, partially offset by continued reimbursement pressure Favorability in front store margin driven by continued optimization of promotional strategies Retail/LTC adjusted gross profit dollars increased 1.1% vs. LY, due to strong front store margin and script growth, partially offset by loss of scripts from the network changes that occurred in 2016 © 2018 CVS Health

Q4 2017 Income Statement: Operating Expenses and Margin Consolidated: adjusted operating expenses were 9.7% of revenues …~ 30 bps improvement vs. LY PBM: adjusted operating expenses as percent of sales flat to LY Retail/LTC: adjusted operating expenses as percent of sales increased slightly due to less leverage from revenue growth Corporate: adjusted operating expenses of $236 million, consistent with last year © 2018 CVS Health

Q4 2017 Income Statement: Operating Profit and Margin Consolidated Adjusted operating profit increased 5.7%, in line with expectations Adjusted operating margin of 6.6%, flat vs. LY PBM Operating profit increased 13.5%, in line with expectations Operating margin of 4.3%, up ~ 15 bps vs. LY Retail/LTC Adjusted operating profit decreased 0.3%, exceeding expectations Adjusted operating margin of 10.3%, down 10 bps vs. LY © 2018 CVS Health

Q4 2017 Income Statement: Below-the-line Net interest expense of $241 million, ~ $1.5 million lower than LY Adjusted effective tax rate of 38.3%; 38.1% for the year (1) Better than expectations Weighted-average share count of ~ 1.0 billion shares The income tax provision for the three months and year ended December 31, 2017, excludes the approximately $1.5 billion income tax benefit associated with the enactment of the Tax Cuts and Jobs Act in December 2017. © 2018 CVS Health

2018 Guidance © 2018 CVS Health

Guidance: 2018 Full-year Investment from Tax Reform Updating guidance only to reflect plans for investment of tax reform benefit Reduction in tax expense to yield ~ $1.2 billion in cash benefits, allowing us to make incremental investments in our business Anticipate spending at least half of tax benefit on debt reduction, supporting our goal to return to leverage ratio of mid-3X within two years after closing of Aetna transaction; low-3X longer-term Three areas where we plan to invest: Investment in our colleagues, increasing wages and benefits Investment in data analytics and care management solutions to improve our predictive power and further transform processes, accelerating our abilities to improve outcomes and lower costs Investment in stores to pilot enhanced service offerings A portion of the spend will be capitalized on the balance sheet Expect to spend at least $275 million of operating expenses on these initiatives in 2018, predominantly in Retail/LTC Run rate of at least $425 million © 2018 CVS Health

Guidance: 2018 Full-year Enterprise Outlook Full-year 2018 Net Revenue Growth 0.75% to 2.50% Enterprise Adjusted Operating Profit Growth (1.5%) to 1.5% Tax Rate ~ 27% Assumptions: Revised from January guidance to reflect $275 million investment of the benefit from tax reform in operating expenses. Assume for guidance purposes only, Aetna transaction closes after year-end 2018, given the uncertainty of the timing of the close of the transaction. Bridge financing fees, transaction and integration costs related to the deal are excluded from adjusted figures. Unfavorably affected by 2018 implementation costs for the Anthem contract and the absence of the RxCrossroads business due to its sale. Combined negative impact on growth of these factors is ~ 125 basis points. © 2018 CVS Health

Guidance: 2018 Full-year

Segment Outlook

		Full-year 2018
Retail/LTC	**Net Revenue Growth**	2.5% to 4.0%
	Same-Store Sales (1) ***Same-Store Adjusted Scripts*** (1) (2)	*2.0% to 3.5%* *6.0% to 7.0%*
	Operating Profit Change (3)	Down low-single digits
Pharmacy Services	**Net Revenue Change**	1.5% to 3.5%
	Total Adjusted Claims (4)	1.91 billion to 1.93 billion
	Operating Profit Growth (5)	Low- to mid-single digits

1. Same store sales and prescriptions exclude revenues from MinuteClinic, and revenue and prescriptions from stores in Brazil and long-term care operations.
2. Includes the adjustment to convert 90-day, non-specialty prescriptions to the equivalent of three 30-day prescriptions. This adjustment reflects the fact that these prescriptions include approximately three times the amount of product days supplied compared to a normal 30-day prescription.
3. The sale of the RxCrossroads business will negatively impact Retail/LTC operating profit growth by ~ 50 bps due to the absence of the business in 2018.
4. Includes the adjustment to reflect 90-day prescriptions as the equivalent of three 30-day prescriptions.
5. Anthem implementation costs of ~$150 million will negatively impact PBM operating profit growth by ~ 190 bps.

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Guidance: 2018 Full-year Below-the-Line Share repurchases suspended for 2018 due to Aetna transaction Expect to use cash to pay down existing debt, continue to pay $2 per share annual dividend and fund purchase of Aetna Expect net interest in range of $2.0 billion to $2.3 billion Net interest on existing portfolio of debt expected to be ~ $1.05 billion Bridge financing fees expected to be in range of $170 million to $205 million; excluded from adjusted EPS Remainder is interest from new debt; included in adjusted EPS Ranges take into account variability of timing of issuance, interest rate, and mix of maturities Expect effective tax rate to be ~ 27% in 2018, taking into account the reduction in the federal tax rate to 21% and other changes in December’s tax reform legislation © 2018 CVS Health

Guidance: 2018 Q1 Enterprise Outlook Q1 2018 Net Revenue Growth 1.5% to 3.25% Enterprise Adjusted Operating Profit Growth 0.5% to 4.5% Assumptions: Assume for guidance purposes only, Aetna transaction closes after year-end 2018, given the uncertainty of the timing of the close of the transaction. Bridge financing fees, transaction and integration costs related to the deal are excluded from adjusted figures. Unfavorably affected by 2018 implementation costs for the Anthem contract and the absence of the RxCrossroads business due to its sale. © 2018 CVS Health

Guidance: 2018 Q1

Segment Performance

Segment	Metric	Q1 2018
Retail/LTC	Net Revenue Growth	4.0% to 5.5%
Retail/LTC	*Same-Store Sales* (1) *Same-Store Adjusted Scripts* (1) (2)	*4.0% to 5.5%* *7.0% to 8.5%*
Retail/LTC	Adjusted Operating Profit Growth	Low- to mid-single digits
Pharmacy Services	Net Revenue Growth	2.0% to 3.75%
Pharmacy Services	Operating Profit Growth	Flattish to slightly up

1. Same store sales and prescriptions exclude revenues from MinuteClinic, and revenue and prescriptions from stores in Brazil, long-term care operations and from commercialization services.
2. Includes the adjustment to convert 90-day, non-specialty prescriptions to the equivalent of three 30-day prescriptions. This adjustment reflects the fact that these prescriptions include approximately three times the amount of product days supplied compared to a normal 30-day prescription.

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